Exhibit 99.1

PRESS RELEASE
November 14, 2024 at 7:00 a.m. ET

Gambling.com Group Reports Third Quarter 2024 Results
and Raises 2024 Guidance
–Third Quarter Revenue Increases 37% to Record $32.1 Million; Net Income Rises to $8.5 Million
–Record Quarterly Adjusted EBITDA of $12.6 Million Up 108% Versus Year-Ago Period

CHARLOTTE – November 14, 2024 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a fast-growing provider of digital marketing services for the global online gambling industry, today reported financial results for the third quarter ended September 30, 2024. The Company also raised its 2024 revenue and Adjusted EBITDA guidance as detailed below.

“Our record third quarter and year-to-date results reflect our best-in-class execution in the affiliate sector to consistently grow market share around the world,” commented Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group. “The third quarter’s strong revenue growth and record Adjusted EBITDA highlights Gambling.com Group’s position as an industry leader in creating value for both our shareholders and our online gambling operator clients. To complement our continued organic market share growth, we continue to evaluate opportunities adjacent to the core business to expand our footprint in the online gaming ecosystem as we progress towards our goal of $100 million in annual Adjusted EBITDA.”
Elias Mark, Chief Financial Officer of Gambling.com Group, added, “Year-over-year third quarter revenue and Adjusted EBITDA increased 37% and 108%, respectively, with very high free cash flow conversion, reflecting the continued success of our strategies to optimize the returns from our global portfolio of owned and operated assets. As expected, we generated strong iGaming NDC growth across all our geographical regions, while our North American business continued to be resilient against challenging comparables. As reflected in our raised full year outlook, we expect to generate significant year-over-year revenue and Adjusted EBITDA growth in 2024, and we are well-positioned to carry this operating momentum forward, particularly as the North American market is expected to return to growth next year.”

Three Months Ended September 30, 2024 vs. Three Months Ended September 30, 2023 Financial Highlights
(USD in thousands, except per share data, unaudited)

	Three Months Ended September 30,		Change
	2024	2023	%
Revenue	32,118	23,458	37%
Net income for the period attributable to shareholders (1)	8,509	5,013	70%
Net income per share attributable to shareholders, diluted (1)	0.24	0.13	85%
Net income margin (1)	26%	21%
Adjusted net income for the period attributable to shareholders (1)(2)	8,905	5,407	65%
Adjusted net income per share attributable to shareholders, diluted (1)(2)	0.25	0.14	79%
Adjusted EBITDA (1)(2)	12,584	6,054	108%
Adjusted EBITDA Margin (1)(2)	39%	26%
Cash flows generated by operating activities	14,936	(715)	2189%
Free Cash Flow (2)	14,240	1,578	802%
__________
(1) For the three months ended September 30, 2024, Net income and Net income per share include, and Adjusted net income and Adjusted net income per share exclude, adjustments related to the Company's 2022 acquisition of BonusFinder of $0.4 million, or $0.01 per share. Similarly, these adjustments totaled $0.3 million, or $0.01 per share, for the three months ended September 30, 2023. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments.
(2) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Third Quarter 2024 and Recent Business Highlights

•Delivered more than 116,000 new depositing customers (“NDCs”)
•Repurchased 1,316,975 shares at an average price of $9.35 per share. Subsequent to the end of the third quarter, repurchased an additional 486,000 shares at an average price of $9.80 per share
•Outstanding balance of $25.0 million of the $50.0 million credit facility as of September 30, 2024
•Won Casino Affiliate of the Year at the 2024 EGR Operator Awards
•Authorized an additional $10.0 million for the Company's share repurchase program on November 13

Three Months Ended September 30, 2024 Results Compared to Three Months Ended September 30, 2023

Revenue rose 37% year-over-year to a third quarter record $32.1 million. The Company delivered more than 116,000 NDCs to clients, a 35% year-over-year increase.

Gross profit increased 43% to $30.4 million, primarily as a result of strong revenue growth and a $0.5 million decrease in cost of sales related to the Company's media partnerships.

Total operating expenses increased 25% to $20.8 million, primarily as a result of increased people costs and higher amortization related to the acquisition of Freebets.com and related assets.

Net income attributable to shareholders increased $3.5 million to $8.5 million and net income per share was $0.24 compared to $0.13 in the prior year period. Adjusted net income rose 65% to $8.9 million and adjusted net income per share increased 79% to $0.25.

Adjusted EBITDA more than doubled to a quarterly record $12.6 million, reflecting an Adjusted EBITDA margin of 39% as compared to Adjusted EBITDA of $6.1 million and an Adjusted EBITDA margin of 26%, year-over-year.

Operating cash flow of $14.9 million compared to negative $0.7 million, which in the prior year period included contingent consideration payments of $2.9 million related to the BonusFinder acquisition. Free cash flow grew to $14.2 million from $1.6 million primarily reflecting growth in net income and Adjusted EBITDA and positive working capital movements in the period.
2024 Outlook

Gambling.com Group today updated its 2024 full-year revenue and Adjusted EBITDA guidance. The Company now expects full year revenue of $125 million to $127 million and Adjusted EBITDA of $46.5 million to $48.5 million. The midpoints of the new full year revenue and Adjusted EBITDA guidance ranges represent year-over-year growth of 16% and 29%, respectively. The Company's updated outlook compares to the guidance provided on August 15, 2024 for revenue of $123 million to $127 million and Adjusted EBITDA of $44 million to $47 million.

The Company’s guidance assumes:

•No additional North American markets come online over the balance of 2024
•Apart from the completed acquisition of Freebets.com and related assets, no benefit from any additional acquisitions in 2024
•Full year cost of sales of approximately $7.5 million, of which $5.4 million was incurred in the first nine months of 2024
•An average EUR/USD exchange rate of 1.065 for the fourth quarter of 2024
Nine Months Ended September 30, 2024 vs. Nine Months Ended September 30, 2023 Financial Highlights
(USD in thousands, except per share data, unaudited)

	Nine Months Ended September 30,		Change
	2024	2023	%
Revenue	91,874	76,122	21%
Net income for the period attributable to shareholders (1)	22,746	11,886	91%
Net income per share attributable to shareholders, diluted (1)	0.62	0.31	100%
Net income margin (1)	25%	16%
Adjusted net income for the period attributable to shareholders (1)(2)	23,821	19,493	22%
Adjusted net income per share attributable to shareholders, diluted (1)(2)	0.65	0.51	27%
Adjusted EBITDA (1)(2)	33,955	26,146	30%
Adjusted EBITDA Margin (1)(2)	37%	34%
Cash flows generated by operating activities	23,936	10,950	119%
Free Cash Flow (2)	28,417	16,694	70%
__________
(1) For the nine months ended September 30, 2024, Net income and Net income per share include, and Adjusted net income and Adjusted net income per share exclude, adjustments related to the Company's 2022 acquisition of BonusFinder of $1.1 million, or $0.03 per share. Similarly, these adjustments totaled $7.4 million, or $0.20 per share, for the nine months ended September 30, 2023. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments.
(2) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Conference Call Details

Date/Time:	Thursday, November 14, 2024, at 8:00 a.m. ET
Webcast:	https://www.webcast-eqs.com/gamb20241114/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	1 201-389-0918

To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.
###
For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com, 212-835-8500
Media: Eddie Motl, Gambling.com Group, media@gdcgroup.com
About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a fast-growing provider of digital marketing services for the global online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com, and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.
Use of Non-IFRS Measures
This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to our further expansion of our footprint in the online gaming ecosystem, whether we can achieve $100 million in annual Adjusted EBITDA, whether the North American market returns to growth in 2025, and our 2024 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2024, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive income for the three and nine months ended September 30, 2024 and 2023 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
Revenue	32,118	23,458	37%	35%	91,874	76,122	21%	21%
Cost of sales	(1,683)	(2,136)	(21)%	(22)%	(5,351)	(4,023)	33%	33%
Gross profit	30,435	21,322	43%	41%	86,523	72,099	20%	20%
Sales and marketing expenses	(10,815)	(8,636)	25%	24%	(31,021)	(25,644)	21%	21%
Technology expenses	(3,616)	(2,525)	43%	41%	(10,044)	(7,229)	39%	39%
General and administrative expenses	(6,041)	(4,831)	25%	23%	(18,582)	(17,297)	7%	8%
Movements in credit losses allowance and write-offs	(360)	(615)	(41)%	(42)%	(1,061)	(1,382)	(23)%	(23)%
Fair value movement on contingent consideration	—	—	—%	—%	—	(6,939)	(100)%	(100)%
Operating profit	9,603	4,715	104%	101%	25,815	13,608	90%	90%
Finance income	551	968	(43)%	(44)%	1,725	1,674	3%	3%
Finance expenses	(1,052)	(373)	182%	179%	(2,396)	(1,356)	77%	77%
Income before tax	9,102	5,310	71%	69%	25,144	13,926	81%	81%
Income tax charge	(593)	(297)	100%	97%	(2,398)	(2,040)	18%	18%
Net income for the period attributable to shareholders	8,509	5,013	70%	68%	22,746	11,886	91%	92%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	4,309	(2,777)	(255)%	(253)%	794	(2,085)	(138)%	(138)%
Total comprehensive income for the period attributable to shareholders	12,818	2,236	473%	466%	23,540	9,801	140%	140%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	SEPTEMBER 30, 2024	DECEMBER 31, 2023
ASSETS
Non-current assets
Property and equipment	1,884	908
Right-of-use assets	5,062	1,460
Intangible assets	138,398	98,000
Deferred tax asset	6,792	7,134
Total non-current assets	152,136	107,502
Current assets
Current tax asset	229	—
Trade and other receivables	20,447	21,938
Cash and cash equivalents	15,723	25,429
Total current assets	36,399	47,367
Total assets	188,535	154,869
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	76,821	74,166
Treasury shares	(25,233)	(3,107)
Share-based compensation reserve	9,755	7,414
Foreign exchange translation deficit	(3,413)	(4,207)
Retained earnings	67,404	44,658
Total equity	125,334	118,924
Non-current liabilities
Lease liability	4,169	1,190
Deferred tax liability	2,258	2,008
Borrowings	21,524	—
Total non-current liabilities	27,951	3,198
Current liabilities
Trade and other payables	7,979	10,793
Deferred income	2,499	2,207
Deferred consideration	17,451	18,811
Contingent consideration	2,652	—
Borrowings and accrued interest	2,922	—
Other liability	—	308
Lease liability	1,246	533
Income tax payable	501	95
Total current liabilities	35,250	32,747
Total liabilities	63,201	35,945
Total equity and liabilities	188,535	154,869

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three months ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cash flow from operating activities
Income before tax	9,102	5,310	25,144	13,926
Finance expense (income), net	501	(596)	671	(318)

Adjustments for non-cash items:
Depreciation and amortization	1,801	495	4,046	1,520
Movements in credit loss allowance and write-offs	360	615	1,061	1,382
Fair value movement on contingent consideration	—	—	—	6,939
Share-based payment expense	1,180	696	3,737	2,790
Income tax paid	(131)	26	(1,571)	(1,763)
Payment of deferred consideration	—	(2,897)	(7,156)	(2,897)
Payment of contingent consideration	—	—	—	(4,621)
Cash flows from operating activities before changes in working capital	12,813	3,649	25,932	16,958
Changes in working capital
Trade and other receivables	535	(5,235)	571	(7,127)
Trade and other payables	1,588	858	(2,567)	1,044
Inventories	—	13	—	75
Cash flows generated by operating activities	14,936	(715)	23,936	10,950
Cash flows from investing activities
Acquisition of property and equipment	(274)	(90)	(1,188)	(294)
Acquisition of intangible assets	(469)	—	(21,074)	(388)
Capitalization of internally developed intangibles	(422)	(514)	(1,487)	(1,480)
Interest received from bank deposits	14	90	118	169
Payment of deferred consideration	—	(2,543)	(10,044)	(4,933)
Payment of contingent consideration	—	—	—	(5,557)
Cash flows used in investing activities	(1,151)	(3,057)	(33,675)	(12,483)
Cash flows from financing activities
Exercise of options	697	106	1,254	106
Treasury shares acquired	(12,445)	—	(22,195)	(759)
Repayment of borrowings	(20,560)	—	(20,560)	—
Proceeds from borrowings	27,560	—	45,560	—
Transaction costs related to borrowings	—	—	(847)	—
Interest payment attributable to third party borrowings	(371)	—	(545)	—
Interest payment attributable to deferred consideration settled	—	—	(1,382)	(110)
Principal paid on lease liability	(229)	(105)	(483)	(304)
Interest paid on lease liability	(83)	(40)	(172)	(127)
Cash flows generated by (used in) financing activities	(5,431)	(39)	630	(1,194)
Net movement in cash and cash equivalents	8,354	(3,811)	(9,109)	(2,727)
Cash and cash equivalents at the beginning of the period	7,523	31,311	25,429	29,664
Net foreign exchange differences on cash and cash equivalents	(154)	(616)	(597)	(53)
Cash and cash equivalents at the end of the period	15,723	26,884	15,723	26,884

Earnings Per Share

Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income for the period specified, stated in USD thousands, except per share amounts (unaudited):

	Three Months Ended September 30,		Reporting Currency Change	Constant Currency Change	Nine Months Ended September 30,		Reporting Currency Change	Constant Currency Change
	2024	2023	%	%	2024	2023	%	%
Net income for the period attributable to shareholders	8,509	5,013	70%	68%	22,746	11,886	91%	92%
Weighted-average number of ordinary shares, basic	35,592,252	37,402,935	(5)%	(5)%	36,466,391	36,988,690	(1)%	(1)%
Net income per share attributable to shareholders, basic	0.24	0.13	85%	71%	0.62	0.32	94%	94%

Net income for the period attributable to shareholders	8,509	5,013	70%	68%	22,746	11,886	91%	92%
Weighted-average number of ordinary shares, diluted	35,833,767	38,711,429	(7)%	(7)%	36,750,150	38,176,200	(4)%	(4)%
Net income per share attributable to shareholders, diluted	0.24	0.13	85%	85%	0.62	0.31	100%	100%
Disaggregated Revenue
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.
The Company presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2024	2023	2024 vs 2023	2024	2023	2024 vs 2023
North America	12,803	12,903	(1)%	39,877	40,407	(1)%
UK and Ireland	9,800	6,858	43%	28,631	23,749	21%
Other Europe	6,770	2,320	192%	16,557	7,902	110%
Rest of the world	2,745	1,377	99%	6,809	4,064	68%
Total revenues	32,118	23,458	37%	91,874	76,122	21%

The Company presents disaggregated revenue by monetization type as follows:

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2024	2023	2024 vs 2023	2024	2023	2024 vs 2023
Performance marketing	25,082	18,232	38%	72,674	60,769	20%
Subscription & content syndication	2,272	2,104	8%	6,176	5,678	9%
Advertising & other	4,764	3,122	53%	13,024	9,675	35%
Total revenues	32,118	23,458	37%	91,874	76,122	21%
The Company also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2024	2023	2024 vs 2023	2024	2023	2024 vs 2023
Casino	24,835	15,190	63%	66,707	49,803	34%
Sports	6,830	7,930	(14)%	24,156	25,518	(5)%
Other	453	338	34%	1,011	801	26%
Total revenues	32,118	23,458	37%	91,874	76,122	21%
Supplemental Information
Rounding
We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred and contingent consideration during the three and nine months ended September 30, 2024 is mainly associated with the unwinding of the discount applied to the valuation of deferred and contingent consideration for the acquisition of the Freebets.com Assets. The unwinding of deferred consideration and employee bonuses incurred until April 2024 relate to the Company’s acquisition of Roto Sports and BonusFinder. See Note 5 of the consolidated financial statements for the year ended December 31,

2023 filed on March 21, 2024 for a description of the contingent and deferred considerations associated with our 2022 acquisitions.

Below is a reconciliation to Adjusted net income attributable to equity holders and Adjusted net income per share, diluted from net income for the period attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income and for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three months ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
Revenue	32,118	23,458	37%	35%	91,874	76,122	21%	21%
Net income for the period attributable to shareholders	8,509	5,013	70%	68%	22,746	11,886	91%	92%
Net income margin	26%	21%			25%	16%

Net income for the period attributable to shareholders	8,509	5,013	70%	68%	22,746	11,886	91%	92%
Fair value movement on contingent consideration (1)	—	—	—%	—%	—	6,939	(100)%	(100)%
Unwinding of deferred consideration (1)	396	316	25%	23%	1,075	425	153%	153%
Employees' bonuses related to acquisition(1)	—	78	(100)%	(100)%	—	243	(100)%	(100)%
Adjusted net income for the period attributable to shareholders	8,905	5,407	65%	63%	23,821	19,493	22%	22%
Net income per share attributable to shareholders, basic	0.24	0.13	85%	71%	0.62	0.32	94%	94%
Effect of adjustments for fair value movements on contingent consideration, basic	0.00	0.00	—%	—%	0.00	0.19	(100)%	(100)%
Effect of adjustments for unwinding on deferred consideration, basic	0.01	0.01	—%	—%	0.03	0.01	200%	200%
Effect of adjustments for bonuses related to acquisition, basic	0.00	0.00	—%	—%	0.00	0.01	(100)%	(100)%
Adjusted net income per share attributable to shareholders, basic	0.25	0.14	79%	67%	0.65	0.53	23%	23%
Net income per share attributable to ordinary shareholders, diluted	0.24	0.13	85%	85%	0.62	0.31	100%	100%
Adjusted net income per share attributable to shareholders, diluted	0.25	0.14	79%	79%	0.65	0.51	27%	27%
__________
(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.
Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the period attributable to shareholders as presented in the Consolidated Statements of Comprehensive Income and for the period specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
	(USD in thousands)				(USD in thousands)
Net income (loss) for the period attributable to shareholders	8,509	5,013	70%	68%	22,746	11,886	91%	92%
Add back (deduct):
Interest expenses on borrowings and lease liability	450	40	1025%	1000%	929	127	631%	637%
Interest income	(14)	(90)	(84)%	(85)%	(118)	(169)	(30)%	(30)%
Income tax charge	593	297	100%	97%	2,398	2,040	18%	18%
Depreciation expense	111	63	76%	73%	252	183	38%	38%
Amortization expense	1,690	432	291%	287%	3,794	1,337	184%	184%
EBITDA	11,339	5,755	97%	95%	30,001	15,404	95%	95%
Share-based payment and related expense	1,180	696	70%	67%	3,737	2,790	34%	34%
Fair value movement on contingent consideration	—	—	—%	—%	—	6,939	(100)%	(100)%
Unwinding of deferred consideration	396	316	25%	23%	1,075	425	153%	153%
Foreign currency translation losses (gains), net	(385)	(878)	(56)%	(57)%	(1,308)	(775)	69%	69%
Other finance results	54	17	218%	218%	93	74	26%	27%
Secondary offering related costs	—	—	—%	—%	—	733	(100)%	(100)%
Acquisition related costs (1)	—	70	(100)%	(100)%	357	313	14%	14%
Employees' bonuses related to acquisition	—	78	(100)%	(100)%	—	243	(100)%	(100)%
Adjusted EBITDA	12,584	6,054	108%	105%	33,955	26,146	30%	30%

__________
(1) The acquisition costs are related to historical and contemplated business combinations of the Group.

Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
	(USD in thousands, except margin)				(in thousands USD, except margin)
Revenue	32,118	23,458	37%	35%	91,874	76,122	21%	21%
Adjusted EBITDA	12,584	6,054	108%	105%	33,955	26,146	30%	30%
Adjusted EBITDA Margin	39%	26%			37%	34%
In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.
Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures. In the second quarter of 2024, the Company changed its definition of free cash flow to exclude from capital expenditures the cash flows related to asset acquisitions, in addition to cash flows related to business combinations. Previously, cash flows related to business combinations but not assets acquisitions were excluded from capital expenditures. The Company believes that this more appropriately reflects the measurement of free cash flow as it includes capital expenditures related to internal development, ongoing maintenance and acquisition of property and equipment in the ordinary course of business but excludes discretionary acquisitions.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statement of Cash Flows for the period specified in the Company's reporting currency (unaudited):

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2024	2023	%	2024	2023	%
	(in thousands USD, unaudited)			(USD in thousands, unaudited)
Cash flows generated by operating activities	14,936	(715)	2189%	23,936	10,950	119%
Adjustment for items presented in operating activities:
Payment of contingent consideration	—	—	—%	—	4,621	(100)%
Payment of deferred consideration	—	2,897	(100)%	7,156	2,897	147%
Adjustment for items presenting in investing activities:
Capital Expenditures (1)	(696)	(604)	15%	(2,675)	(1,774)	51%
Free Cash Flow	14,240	1,578	802%	28,417	16,694	70%
__________
(1) Capital expenditures are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions, as described above. Accordingly, capital expenditures presented above for the nine months ended September 30, 2024 and 2023 exclude $21.1 million (related to the Freebets.com and other asset acquisitions) and $0.4 million, respectively.